Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

James R. Whitney
(312) 629-7354	Telephone (312) 984-3100
Voice Mail Ext. 7354	Facsimile (312) 984-3150
james.whitney@bfkn.com
December 12, 2007
VIA FACSIMILE AND E-MAIL

Mr. Michael McTiernan	FAX NO. 202-772-9210
Ms. Linda Van Dorn	FAX NO. 202-772-9210
Mr. Wilson Lee	BY E-MAIL, Per W. Lee’s Request

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed November 19, 2007
Dear Ms. Van Dorn and Messrs. McTiernan and Lee:
     Per my conversation with Ms. Van Dorn and Mr. Lee, attached on behalf of POP Venture, LLC, is the proposed response to the comments received by Arizona Land Income Corporation (the “Company”) from the Staff of the Securities and Exchange Commission in its letter dated December 3, 2007. I have also attached the proposed revisions to be made to the above-referenced Proxy Statement to reflect the Company’s response to the Staff’s comments. The revised tabular disclosure has been identified manually, while the revised textual disclosure is presented in bold font and underlined.
     I have also attached, for your information, a fully executed copy of the Subscription Agreement, dated December 12, 2007, among the Company and the subscribers name therein (the “Subscribers”). As you will see, the Subscription Agreement provides each of the Subscribers with a contractual obligation to purchase shares of common stock from Pacific Office Properties Trust, Inc. in the manner described in the above-referenced Proxy Statement
     Our client respectfully requests clearance to file a definitive Proxy Statement reflecting the revisions on December 13, 2007. A definitive proxy filing on December 13 will permit the Company to print and mail the proxy material for the proposed shareholder meeting date of January 14, 2008. Accordingly, we respectfully request your review of this submission as soon as practicable. Please do not hesitate to call the undersigned at (312) 629-7337, William E. Turner II at (312) 629-7354 or Joseph P. Richardson at (602) 528-4801 if you have any further questions or if we can be of further assistance.
Very truly yours,
James R. Whitney

Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004-4498 Office: +1.602.528.4000 Fax: +1.602.253.8129
Direct Dial: +1.602.528.4801
jprichardson@ssd.com
December [__], 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed November 19, 2007
Ladies and Gentlemen:
     On behalf of Arizona Land Income Corporation (the “Company”), submitted herewith please find the Company’s amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement has been filed effective December [___], 2007 in response to all comments of the Staff contained in a letter dated December 3, 2007, relating to the above-referenced filing.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is our response with respect thereto. The page numbers in our responses refer to the page numbers in the amended Preliminary Proxy Statement submitted herewith.
General
1.	Please file the following dated supplemental responses as correspondence within EDGAR.

➢	June 7, 2007
➢	June 28, 2007
➢	August 1, 2007

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
December [___], 2007

➢	August 21, 2007
➢	September 12, 2007
➢	October 16, 2007

In response to the Staff’s comment, we have, concurrently herewith, submitted as correspondence within EDGAR each of the supplemental responses identified by the Staff.
Unaudited Pro Forma Consolidated Financial Statements
2.	We assume that the net proceeds from the sale of 1,180,000 shares of POPT for $6.35 million discussed on page 241 is reflected as the adjustment for a stock subscription of $6.232 million in Note (H) on page 251. Revise to clarify and explain why the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulaton S-X.
In response to the Staff’s comment, we have revised the Preliminary Proxy Statement by modifying Note (H) on page 251 to add additional detail to the table set forth therein and to clarify that the contemplated subscriptions are obligations satisfying the requirements of Rule 11-02(b)(6) of Regulation S-X.
     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.
     Please do not hesitate to call the undersigned at (602) 528-4801. You may also contact POP Venture’s counsel, William Turner at (312) 629-7337 and Anis Ha at (312) 984-3127. Please do not hesitate to contact us if you have any further questions or if we can be of further assistance.
Very truly yours,
SQUIRE, SANDERS & DEMPSEY L.L.P.
Joseph P. Richardson
Enclosure

     (H) Reflects the following adjustment to additional paid-in capital:

(in 000s)
(unaudited)
Proceeds from stock subscription	$6,350
Common Stock Par Value	(118)
Equity re-balancing adjustment	(5,105)
Reclassification of AZL accumulated deficit	(17,753)
AZL transaction costs	(548)

Net Adjustment	$(17,174)

     “Proceeds from stock subscription” relates to subscriptions of POPT common stock by designees of Pacific Office Contributor. As part of the Transactions, designees of Pacific Office Contributor have subscribed to invest $5 million in cash through the purchase of equity securities from POPT. Another designee of Pacific Office Contributor has subscribed to invest an additional $1.35 million in cash to purchase shares of common stock of POPT.
     In connection with the Transactions, certain employees of the Advisor will be granted fully vested indirect ownership interests in the Operating Partnership. These interests have a fair value of $4,200. The value of these interests will be expensed as compensation in the first period following the completion of the Transactions. The one-time charge associated with the granting of these interests has been excluded from the unaudited pro forma consolidated statements of operations.
     Management expects to incur a total of approximately $11,000 of costs in connection with the Transactions. Approximately $7,000 of Transaction costs that will be paid prior to the completion of the Transactions, with the remaining $4,000 being paid at closing. These costs have been paid by Jay Shidler and The Shidler Group related parties. These costs are shown as an expense of the accounting acquirer (Waterfront). Management determined that a portion of these costs was allocable to Waterfront. The costs allocable to Waterfront have been capitalized as noted in (D) above. The Transaction costs are a non-recurring expense associated with the Transactions and have been eliminated from the unaudited pro forma consolidated statements of operations.

SUBSCRIPTION AGREEMENT
          THIS SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is made and entered into as of the 12th day of December, 2007, by and among Arizona Land Income Corporation, an Arizona corporation (“AZL”), and the subscribers set forth on the signature pages hereto (collectively, the “Subscribers”).
WITNESSETH:
          WHEREAS, AZL and POP Venture, LLC, a Delaware limited liability company (“POP”), have heretofore entered into that certain Master Formation and Contribution Agreement, dated as of October 3, 2006, as amended by that certain Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated November 2, 2006, that certain Second Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated December 9, 2006, that certain Third Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated March 27, 2007 and that certain Fourth Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated November 9, 2007 (such agreement, as so amended, the “Master Agreement”); and
          WHEREAS, prior to the closing of the Master Agreement (as defined in the Master Agreement, the “Closing”), AZL will form a wholly-owned Maryland subsidiary which will initially be named POP Merger Corporation and will be renamed Pacific Office Properties Trust, Inc. (the “Corporation”); and
          WHEREAS, pursuant to the terms of the Master Agreement, AZL has agreed to sell to designees of POP, concurrently with the Closing and following the Reincorporation Effective Time (as defined in the Master Agreement), shares of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for an aggregate purchase price of $5,000,000 and at a price per share equal to $5.00; and
          WHEREAS, pursuant to the terms of the Master Agreement, AZL has further agreed to sell to designees of POP, concurrently with the Closing and following the Reincorporation Effective Time (as defined in the Master Agreement), shares of Common Stock of the Corporation for an aggregate purchase price of $1,350,000 and a price per share of Corporation common stock equal to $7.50; and
          WHEREAS, the Subscribers desire, as the designees of POP, to subscribe for the shares of Common Stock contemplated to be sold pursuant to the Master Agreement, in the amounts set forth opposite each Subscriber’s name on Schedule A to this Agreement, in each case on the terms and subject to the conditions hereinafter set forth;
          NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants hereinafter contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.	Subscription for Shares. Each Subscriber hereby subscribes for the number of shares (the “Shares”) of the Corporation’s Common Stock set forth in Schedule A, attached hereto and by this reference made a part hereof, and agrees to pay the amount set forth in Schedule A for said subscription.

2.	Payment for Shares. The subscription hereto shall be payable in full by the undersigned upon the Closing of the Master Agreement.

3.	Issuance of Shares. Concurrently with the Closing of the Master Agreement and following the Reincorporation Effective Time (as defined in the Master Agreement), AZL shall cause the Corporation to issue the Shares and certificates evidencing such Shares to each of the Subscribers, and the Shares shall thereupon be deemed fully paid and nonassessable.

4.	Stock Certificate Legend. In addition to any other legends required by agreement or required by law, each stock certificate issued pursuant to this Subscription Agreement shall bear the legend in substantially the following form:
The Shares represented by this certificate were acquired on January ___, 2008, without registration under the Securities Act of 1933, as amended, or under any other federal or state securities law. No transfer or sale of these securities or any interest therein may be made except under an effective registration statement under the Securities Act of 1933, as amended, and under any other applicable federal or state securities laws, unless the issuer has received an opinion of counsel satisfactory to it that such transfer or sale does not require such registration and will not otherwise violate any such federal or state securities laws.
5.	Investment Representations. Each Subscriber represents and warrants to AZL that such Subscriber has subscribed to the Shares for investment purposes only, for such Subscriber’s own account, and with no view towards resale or further distribution thereof, in whole or in part, and understands and acknowledges that the Shares are not likely to be readily marketable and that the Shares have not been, nor are they intended to be, registered pursuant to any state or federal law pertaining in any way to the distribution or sale of securities.

6.	Compliance with Securities Laws. No Subscriber shall sell or offer for sale the Shares unless the Shares are covered by an effective registration statement under the Securities Act of 1933, as amended, and any applicable state securities law, or unless an exemption from such registration is applicable thereto.

7.	Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

8.	Governing Law. This Subscription Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of Maryland.

9.	Third Party Beneficiaries; Waivers and Amendment. The parties hereto acknowledge that each of POP and the Corporation are entitled to rely upon the representations and commitments set forth in this Subscription Agreement, and that each of POP and the

Corporation are intended third party beneficiaries to this Subscription Agreement. As such, this Subscription Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Subscription Agreement may be waived, only by a written instrument, (A) if prior to the formation of the Corporation, signed by (i) AZL, (ii) POP and (iii) each of the Subscribers; or (B) if after the formation of the Corporation, signed by (i) the Corporation, (ii) AZL, (iii) POP and (iv) each of the Subscribers.

10.	Assignment. The parties hereto agree that upon the date on which the Corporation has been formed, AZL’s rights and obligations hereunder shall be automatically assigned to and assumed by the Corporation. This Subscription Agreement and the rights, interests and obligations hereunder may be assigned, transferred or delegated by any Subscriber; provided that any assignee must be an “accredited investors” within the meaning of Rule 501 under the Securities Act of 1933, as amended; and provided further that any assignee assumes the obligations of the Subscriber hereunder and agrees in writing to be bound by the terms of this Subscription Agreement in the same manner as such Subscriber. Notwithstanding the foregoing or any other provisions herein, no such assignment shall relieve such Subscriber of its obligations hereunder if such assignee fails to perform such obligations).
[Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ARIZONA LAND INCOME CORPORATION
By:	/s/ Thomas Hislop
	Name:	Thomas Hislop
	Title:	Chairman of the Board, Chief Executive Officer and Chief Financial Officer

SUBSCRIBERS:
/s/ Jay Shidler
Jay Shidler

/s/ James Reynolds
James Reynolds

/s/ James Ingebritsen
James Ingebritsen

/s/ Lawrence Taff
Lawrence Taff

/s/ Matthew Root
Matthew Root

The Lewis Family Foundation
By:	/s/ Steven J. Lewis
Name:	Steven J. Lewis
Its: Trustee

SCHEDULE A
TO SUBSCRIPTION AGREEMENT

			Price
	Class of	No. of	Per
Subscriber	Shares	Shares	Share	Consideration

Jay Shidler	Common	423,529	$5.00	$2,117,647
James Reynolds	Common	276,471	$5.00	$1,382,353
James Ingebritsen	Common	100,000	$5.00	$500,000
Lawrence Taff	Common	100,000	$5.00	$500,000
Matthew Root	Common	100,000	$5.00	$500,000
The Lewis Family Foundation	Common	180,000	$7.50	$1,350,000

Total:		1,180,000		$6,350,000